Filed Pursuant to Rule 433

Registration No. 333-234810

Final Pricing Term Sheet dated April 19, 2021

1,350,000 Shares of

4.700% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B

Issuer:	Ally Financial Inc. (“Ally”)

Security:	Shares of 4.700% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B of the Issuer (the “Preferred Shares”)

Expected Ratings*:	BB- (Stable) / B+ (Stable) (S&P / Fitch)

Size:	$1,350,000,000 (1,350,000 Preferred Shares)

Legal Format:	SEC Registered

Trade Date:	April 19, 2021

Settlement Date**:	April 22, 2021 (T+3)

Liquidation Preference:	$1,000 per Preferred Share

Term:	Perpetual

Public Offering Price:	$1,000 per Preferred Share

Gross Proceeds:	$1,350,000,000

Underwriting Discount:	$10 per Preferred Share

Net Proceeds to Ally before Estimated Expenses:	$1,336,500,000

First Reset Date:	May 15, 2026

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding reset date.

Reset Period:	The period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.

Reset Dividend Determination Date:	In respect of any Reset Period, the day falling three business days prior to the beginning of such Reset Period.

Dividend Rate (Non-Cumulative):	At a rate per annum equal to (i) 4.700% from the Settlement Date to, but excluding, May 15, 2026; and (ii) for each Reset Period from, and including, May 15, 2026, the “five-year treasury rate,” as defined in the preliminary prospectus supplement dated April 19, 2021, as of the most recent Reset Dividend Determination Date plus 3.868%.

Dividend Payment Dates:	If declared, quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2021 (long first dividend period).

Optional Redemption:

Ally may, at its option, redeem the Preferred Shares (i) in whole or in part, on any dividend payment date on or after the First Reset Date or (ii) in whole, but not in part, at any time within 90 days following a “regulatory capital treatment event,” as defined in the preliminary prospectus supplement dated April 19, 2021, in each case at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends to, but excluding the date of redemption, without accumulation of undeclared dividends. The holders of Preferred Shares will not have the right to require Ally to redeem or repurchase their Preferred Shares.

Any redemption of the Preferred Shares is subject to prior approval of the Federal Reserve.

Day Count Convention:	30/360

Business Days:	New York

CUSIP/ISIN Numbers for Preferred Shares:	CUSIP: 02005N BM1 ISIN: US02005NBM11

Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

BofA Securities, Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

U.S. Bancorp Investments, Inc.

Co-Managers:

Apto Partners, LLC

CastleOak Securities, L.P.

Drexel Hamilton, LLC

Loop Capital Markets LLC

Multi-Bank Securities, Inc.

Penserra Securities LLC

Piper Sandler & Co.

R. Seelaus & Co., LLC

Raymond James & Associates, Inc.

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

It is expected that delivery of the Preferred Shares will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the third business day following the date of this term sheet. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Preferred Shares will not be made on a T+2 basis, investors who wish to trade the Preferred Shares before the second business day prior to the Settlement Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus for the Preferred Shares. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus for the Preferred Shares to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.